C21 Announces Significant Expansion to Nevada Cultivation

Company to Triple Flower Canopy and Production in its Licensed Facility

VANCOUVER, December 2, 2020 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a leading vertically integrated cannabis company, today announced the planned expansion of its licensed cultivation and production facility in Nevada.

Expansion Highlights (All currency is in U.S. dollars):

  40,000 square foot buildout to existing operations at the Nevada facility, including eleven new flowering rooms and two new vegetative rooms.
  This 200% of additional canopy is expected to yield an incremental 7,500 pounds of premium indoor flower and 3,000 pounds of trim/biomass annually.
  Upon completion of the buildout, 60% of the 100,000+ square foot licensed facility will be utilized. Significant capacity remains to accommodate future growth.

CEO and President, Sonny Newman: "With our recently announced debt restructuring and debenture backstop now complete, we are excited to move into this next phase of growth. This expansion will give us significant economies of scale and the ability to deliver even stronger margins. Cultivation expansion supports our plan to increase the degree of vertical integration for in-house products, as well as take advantage of wholesale opportunities in the state for premium indoor flower. Most importantly, this positions us well for accretive expansion of our retail footprint in Nevada."

The Company expects the expansion to be funded internally at a cost of approximately $6 million. Plans for its licensed Nevada facility are subject to local building permit approvals and the Company anticipates completion of the project in the second half of 2021.

Release Date of Third Quarter Financial Results:

C21 plans to release its third quarter (fiscal period ending October 31, 2020) unaudited financial results on December 16, 2020.

For further inquiries, please contact:

Media contact:	Investor contact:
Mattio Communications	Michael Kidd
c21@mattio.com	Chief Financial Officer and Director
Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the projected expansion of flowering and vegetative canopy in Nevada and estimated resulting additional annual yield from such expansion, the Company's ability to pursue growth opportunities and generate future growth for the Company by scaling and replicating its profitable model in Nevada, the performance of the Company's brands and the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.